SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Suzanne M. August

5793 Lois Lane

Plano, TX 75024

(214) 728-1319

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129W105

(1)	Names of Reporting Persons Suzanne M. August

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,000,000

	(8)	Shared Voting Power not applicable

	(9)	Sole Dispositive Power 2,800,000

	(10)	Shared Dispositive Power not applicable

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.9%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.
This statement relates to shares of Common Stock of Retractable Technologies, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 511 Lobo Lane, Little Elm, TX 75068.

Item 2.	Identity and Background.

(a)           The name of the person filing this statement is Suzanne M. August (the “Filer”)

(b)           The Filer’s address is 5793 Lois Lane, Plano, TX 75024.

(c)           The Filer has no present employment.

(d)           The Filer has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Filer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Filer received 2,800,000 shares of Common Stock of the Issuer pursuant to divorce proceedings and related agreements with Thomas J. Shaw as of November 8, 2006.

The Filer became the Special Trustee over trusts for the benefit of her children as of October 28, 2009.  The trusts received a total of 1,000,000 shares of Common Stock of the Issuer as a gift from Thomas J. Shaw.

Item 4.	Purpose of Transaction.

The Filer received 2,800,000 shares pursuant to divorce proceedings and related agreements with Thomas J. Shaw.  Such shares are subject to a Voting Agreement with Mr. Shaw.  The Filer has sole dispositive power over such shares and Mr. Shaw has sole voting power over such shares.

The Filer acquired control over 1,000,000 shares as Special Trustee for the benefit of trusts established for her children.  The Filer has sole voting power over such shares as the Special Trustee and Mr. Shaw has sole dispositive power over such shares as the Trustee.

The Filer has no present plans or proposals which would relate to or would result in any of the transactions required to be disclosed in Item 4 of this statement.

Item 5.	Interest in Securities of the Issuer.

(a)           The Filer has beneficial ownership of 3,800,000 shares which comprises 13.9% of the Common Stock of the Issuer.  As of August 1, 2012, there were 27,318,700 shares of Common Stock of the Issuer issued and outstanding.

(b)           The Filer has the sole power to vote 1,000,000 of the shares she beneficially owns as Special Trustee for the benefit of trusts established for her children.  The Filer has the sole power to dispose of 2,800,000 of the shares she beneficially owns pursuant to a Voting Agreement with Thomas J. Shaw.

(c)           No transactions have been effected during the past 60 days by the Filer.

(d)           Pursuant to trust agreements, Rebecca Rose Shaw and Steven Ellsworth Shaw are beneficiaries of any dividends from or any proceeds from the sale of the 1,000,000 shares held by trusts for their benefit.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Voting Agreement between the Filer and Thomas J. Shaw, Mr. Shaw has an irrevocable proxy to vote the 2,800,000 shares which are the subject of such Voting Agreement until such time as the Filer transfers the shares for value.

Pursuant to trust agreements, the Filer has sole voting power as the Special Trustee over 1,000,000 shares owned by trusts for the benefit of her children and Mr. Shaw has sole dispositive power over such shares as the Trustee.

Item 7.	Material to be Filed as Exhibits
The Voting Agreement between Thomas J. Shaw and Suzanne August dated November 8, 2006 is incorporated by reference to Exhibit 99.(D)(3) to the Issuer’s Schedule TO filed on October 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 23, 2012	BY:	/s/ Suzanne M. August
SUZANNE M. AUGUST